Mail Stop 3628
                                                               February 27,
2019

    Eric Duenwald
    President
    RFS Holding, L.L.C.
    777 Long Ridge Road
    Stamford, CT 06902

            Re:   RFS Holding, L.L.C.
                  Synchrony Credit Card Master Note Trust
                  Registration Statement on Form SF-3
                  Filed February 22, 2019
                  File Nos. 333-229815 and 333-229815-01

    Dear Mr. Duenwald:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Andrew Lee
            Synchrony Financial

            Paul Clancy
            Synchrony Financial